Exhibit 99.9

Titan Reports 16% Increase in Production While Lowering Costs

Vancouver, BC – March 21, 2024 – Titan Mining Corporation (TSX: TI) (“Titan” or the "Company") announces the results for the year ended December 31, 2023. (All amounts are in U.S. dollars unless otherwise stated).

Don Taylor, President and Chief Executive Officer of Titan, commented, “Titan finished 2023 with a strong fourth quarter in both safety and production which allowed Empire State Mine (“ESM”) to produce a record 61.0 million payable zinc pounds in 2023. As we enter 2024 our plans are to continue the upward trajectory on production while improving our safety performance.”

FY 2023 HIGHLIGHTS:

•	Safest year of operations on record at the Empire State Mine since re-opening, with an injury frequency rate of 0.7, 70% lower than the national average.

•	Produced 13.9 million pounds of payable zinc in the fourth quarter of 2023 and a record 61 million payable pounds of zinc in 2023, a 16% increase over the prior year.

•	Announced the discovery of the Kilbourne graphite trend, an extensively drill-tested graphite-bearing trend located on permitted lands.

o	Drilling began in December 2023 with eight holes totaling 2,074 ft completed to date with an additional 10,000 ft scheduled for 2024.

o	An initial bulk sample was identified and collected in January 2024

TABLE 1 Financial and Operating Highlights

		Q4 2023	Q3 2023	Q2 2023	Q1 2023	FY 2023
Operating
Payable Zinc Produced	mlbs	13.9	18.3	15.0	13.8	61.0
Payable Zinc Sold	mlbs	13.9	18.3	15.0	14.8	62.0
Average Realized Zinc Price	$/lb	1.13	1.10	1.15	1.42	1.19
Financial
Revenue	$m	10.91	15.50	8.95	16.74	52.09
Net Income (loss) after tax	$m	(6.96)	0.50	(4.84)	1.10	(10.20)
Earnings (loss) per share - basic	$/sh	(0.05)	0.00	(0.03)	0.01	(0.07)
Cash Flow from Operating Activities before changes in non-cash working capital	$m	(1.36)	4.21	(0.11)	3.35	5.95
Financial Position		31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23	31-Dec-22
Cash and Cash Equivalents	$m	5.03	4.32	2.90	7.41	6.72
Net Debt [1]	$m	30.75	32.93	33.43	23.34	23.31

Note: The sum of the quarters in the table above may not equal the full-year amounts disclosed elsewhere due to rounding.

[1]	Net Debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Non-GAAP Performance Measures below for additional information.

For further details the reader is directed to the Company’s year ended December 31, 2023 Financial Statements and Management Discussion and Analysis available on sedarplus.ca

OPERATIONS REVIEW

Mining efforts in 2023 focused on the Mahler, New Fold, and Mud Pond zones. Deepening of the lower Mahler ramp system provided access to high-grade ore in the Lower Mahler mining zone that supported strong grades and record metal production. It is expected that ore from this zone will continue to support budgeted zinc grades for FY2024. Mining is expected to continue in the same zones in 2024.

Major projects completed include the counter-weight rail replacement for the service cage and purchase of a telehandler for underground material movement.

EXPLORATION UPDATE

Underground:

Drill programs in 2023 targeted Lower Mahler, N2D, New Fold, and Fowler. Underground drilling totaled 58 drillholes and 29,937 ft. Of these, eight were completed in the fourth quarter of 2023, totaling 5,884 ft. Drilling has continued to target New Fold and Lower Mahler in the first quarter of 2024. All underground drilling was completed with Company-owned underground drills by Company employees. Of the total drilling, five holes were completed targeting the down dip extensions of Lower Mahler, and the area between Lower Mahler and New Fold. A total of 7,984 ft was drilled, with mineralization intercepted 600 ft down dip from the current active faces of Lower Mahler.

Surface:

Surface drilling in 2023 focused on the exploration and further delineation of the Turnpike project (formerly identified as Sphaleros). A total of 25 holes totaling 10,717 ft were drilled in the first and second quarters of 2023.

Two holes were drilled testing the 24 Crescent target, a district target within close proximity to existing Empire State Mine infrastructure. Drilling totaled 2,023 ft.

Kilbourne:

Titan has begun work on further defining the Kilbourne graphite trend, a graphite exploration target hosted within the same stratigraphic sequence as ESM’s zinc mineralization. The host unit is Unit 2 of the lower marbles. Mapping and drilling have documented 8.2 km of strike length, to a depth of 1 km from surface. Approximately 2.5 km of this strike length is within the affected area of the Empire State Mine and is covered by current permitting. The remaining strike length is securely within mineral rights held by ESM.

Exploration activities began in the third quarter of 2023 with surface trenching and channel sampling generating 99 samples. Based on that sampling a representative bulk sample (X tons) was sent to RDI labs in Wheat Ridge Colorado for metallurgical testing. Drilling began in the fourth quarter of 2023 and is projected to continue into the second quarter of 2024. To date, nine holes totaling 2,718 ft have been completed.

Assays and Quality Assurance/Quality Control

To ensure reliable sample results, the Company has a rigorous QA/QC program in place that monitors the chain-of-custody of samples and includes the insertion of blanks and certified reference standards at statistically derived intervals within each batch of samples. Core is photographed and split in half with one-half retained in a secured facility for verification purposes. Sample preparation (crushing and pulverizing) has been performed at ALS Geochemistry (“ALS”), an independent ISO/IEC accredited lab located in Sudbury, Ontario, Canada. ALS prepares a pulp of all samples and sends the pulps to their analytical laboratory in Vancouver, B.C., Canada, for analysis. ALS analyzes the pulp sample by an aqua regia digestion (ME-ICP41 for 35 elements) with an ICP – AES finish including Cu (copper), Pb (lead), and Zn (zinc). All samples in which Cu (copper), Pb (lead), or Zn (zinc) are greater than 10,000 ppm are re-run using aqua regia digestion (Cu-OG46; Pb-OG46; and Zn-OG46) with the elements reported in percentage (%). Silver values are determined by an aqua regia digestion with an ICP-AES finish (ME-ICP41) with all samples with silver values greater than 100 ppm repeated using an aqua regia digestion overlimit method (Ag-OG46) calibrated for higher levels of silver contained. Gold values are determined by a 30 g fire assay with an ICP-AES finish (Au-ICP21).

The Company has not identified any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data set out in this news release.

Qualified Person

The scientific and technical information contained in this news release and the sampling, analytical and test data underlying the scientific and technical information has been reviewed, verified and approved by Donald R. Taylor, MSc., PG, President and Chief Executive Officer of the Company, a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (registered member #4029597). The data was verified using data validation and quality assurance procedures under high industry standards.

Non-GAAP Performance Measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well the Empire State Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	December 31	December 31
	2023	2022
Current portion of debt	$ 35,779	$ 176
Non-current portion of debt	-	29,856
Total debt	$ 35,779	$ 30,032
Less: Cash and cash equivalents	(5,031)	(6,720)
Net debt	$ 30,748	$ 23,312

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is built for growth, focused on value and committed to excellence. For more information on the Company, please visit our website at www.titanminingcorp.com

Contact

For further information, please contact:

Investor Relations:

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including future results of operations; future exploration plans; future safety results; that it is expected that ore from the Lower Mahler zone will continue to support budgeted zinc grades for FY2024; as we enter 2024 our plans are to continue the upward trajectory on production while improving our safety performance; mining is expected to continue in the same zones in 2024; drilling began in the fourth quarter of 2023 and is projected to continue into the second quarter of 2024. When used in this news release words such as “to be”, "will", "planned", "expected", "potential", and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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